Exhibit 12.1

B&G FOODS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLAR AMOUNTS IN THOUSANDS)

	Year Ended Dec. 31, 2005	Year Ended Jan. 1, 2005	Year Ended Jan. 3, 2004
Income before income tax expense	$13,240	$5,421	$24,687
Add:
Interest expense	38,976	45,790	26,535
Amortization of deferred financing costs	2,791	2,358	4,670
Portion of rents representative of the interest factor	1,197	1,137	1,054
Income as adjusted	$56,204	$54,706	$56,946
Fixed charges:
Interest expense	$38,976	$45,790	$26,535
Amortization of deferred financing costs	2,791	2,358	4,670
Portion of rents representative of the interest factor	1,197	1,137	1,054
Fixed charges	$42,964	$49,285	$32,259
Ratio of earnings to fixed charges	1.3x	1.1x	1.8x